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Exhibit 4.11

WUC SHAREHOLDER AGREEMENT

        THIS WUC SHAREHOLDER AGREEMENT (this "Agreement") is made as of October 1, 2000 among Southwest Water Company, a Delaware corporation ("SWC"), SW Utility Company, a Texas corporation ("SWUC"), RTNT, Inc., a Texas corporation ("RTNT"), Thom W. Farrell ("Farrell") and Windermere Utility Co., Inc., a Texas corporation (the "Company"). SWUC and RTNT are collectively referred to herein as the "Shareholders."

W I T N E S S E T H:

        WHEREAS, upon the closing of that certain Merger Agreement and Plan of Reorganization of even date herewith (the "Merger Agreement"), and subsequent contribution of Company Common Stock by SWC to SWUC, SWUC will own 80% of the issued and outstanding capital stock of the Company and RTNT will own 20% of the issued and outstanding capital stock of the Company;

        WHEREAS, SWUC is a wholly owned subsidiary of SWC;

        WHEREAS, Farrell is the trustee of the Rollingwood Trust, the sole shareholder of RTNT; and

        WHEREAS, the Shareholders desire to more particularly set forth in writing their agreements with respect to (i) specific restrictions on the transfer of their interests in the Company and (ii) the terms under which SWUC may purchase, or may be required to purchase, RTNT's remaining shares of Company Common Stock.

        NOW, THEREFORE, in consideration of the premises and undertakings hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1.
DEFINITIONS AND INTERPRETATION

        1.1    Definitions.    As used in this Agreement:

    "Affiliate" of a Holder means (a) a Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that Holder; (b) an officer, director, partner, shareholder or member of that Holder; or (c) a member of the immediate family of an officer, director, partner, shareholder, or member of that Holder. For these purposes "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Securities, by contract, or otherwise.

    "Annual Election" means the annual election of Directors held in accordance with the Company's by-laws, including any such election by written consent.

    "Business Day" means Mondays through Fridays other than days on which the United States Postal Service does not make regularly scheduled deliveries of first class mail.

    "Board" means the Board of Directors of the Company.

    "Closing Price" means the SWC Market Price calculated as of the Effective Date.

    "Company Common Stock" means the common stock of the Company, $1.00 par value per share.

    "Connection Count" means the total number of new water or wastewater connections per Fiscal Year measured at the date of full and final payment for the respective individual connection of any particular commitment. A single family residence connecting to both the water and wastewater systems shall be counted as two separate new connections. For purposes hereof, commercial connections shall be equivalent to the number of single family residential connections as set forth in the respective Texas Utilities tariffs from time to time. Any wholesale service connections shall be translated to single family residence connections by calculating the single family residential connections on the wholesale connections end users using the methodology as set forth above.

    "Director" means a member of the board of directors of the Company.

    "Disposition" has the meaning given to such term in Section 3.1.

    "Effective Date" means the effective (date of this Agreement as first set forth above, which shall also be the closing date of the Merger Agreement.

    "Fiscal Year" means the 365-day period year beginning July 1 in one calendar year and continuing through June 30 of the next calendar year.

    "Holder" means a record and beneficial owner of any Company Common Stock.

    "Market Price" means the lower of either (a) the average closing share price of the SWC Common Stock for the preceding five (5) business days prior to the closing date of the relevant transaction or (b) the average daily three (3) month closing share price of the SWC Common Stock prior to the closing date of the relevant transaction.

    "Permitted Transferee" means (i) SWC or (ii) any Person to whom a Holder has transferred Company Common Stock with the consent of the other Holder or Holders; provided, however, that in each case the Permitted Transferee has become a party to and has agreed to be bound by this Agreement, amended as necessary to reflect the transfer of SWUC's shares of Company Common Stock to the Permitted Transferee, as to all shares of Company Common Stock then being transferred to it. "Permitted Transferee" includes successive transferees in transactions described in this definition.

    "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization or association, trust, government or department, unit or political subdivision of a government, or other such entity.

    "Reorganization" means (i) any statutory or other form of merger or consolidation of one Person with or into any other Person; (ii) the sale of a majority of the Voting Securities of a Person; (iii) any recapitalization or reclassification of capital stock or other equity interests of a Person which results in the holders of Voting Securities prior to the Reorganization not having the power to elect a majority of the issuer's board of directors or other comparable body after the Reorganization; (iv) or any sale of all or substantially all of the assets of a Person in any one or a series of related transactions.

    "Share Price" means the weighted average closing share price of the SWC Common Stock for each trading day of the thirty (30) day period prior to the Put Date or Call Date (as applicable).

    "SWC Change of Control" means either of the following events:

            (a)   A change in control of SWC of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A, Regulation 240.l4a-101, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date hereof, or, if Item 6(e) is no longer in effect, any regulation issued by the Securities and Exchange Commission pursuant to the Exchange Act which serves similar purposes (i.e., a change in the person or persons owning, directly or indirectly, sufficient Voting Securities to elect the Board of Directors or to take other significant shareholder actions for SWC);

    provided that, without limitation, an SWC Change of Control shall be deemed to have occurred if and when:

              (1)   Any "person" (as such term is used in 13(d) and 14(d)2 of the Exchange Act) who is not at the date hereof a beneficial owner, directly or indirectly, of securities of SWC representing fifty percent (50%) or more of the combined voting power of SWC's then outstanding Voting Securities becomes such a beneficial owner, or

              (2)   During any period of two (2) consecutive years, individuals who were members of the Board of Directors of SWC at the beginning of such period cease for any reason (other than death or disability) to constitute at least a majority of thereof unless the election, or the nomination for election by SWC's stockholders, of each new director, was approved by vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period; or

            (b)   Consummation of (A) any reorganization, consolidation, or merger of SWC in which SWC is not the continuing or surviving corporation or pursuant to which shares of SWC's Common Stock would be converted into cash, securities, or other property, other than a merger of SWC in which the holders of SWC's Common Stock immediately prior to such transaction, immediately following such transaction, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged, or consolidated company or (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of SWC.

    "SWC Common Stock" means the common stock of SWC, $0.01 par value per share.

    "Voting Securities" means shares of capital stock or equity interests the holders of which are at the time entitled to elect a majority of the issuer's board of directors or other comparable body.

Additional terms are defined where used in this Agreement.

        1.2    Interpretation.    Each definition in this Agreement includes the singular and the plural, and references to the neuter gender include the masculine and feminine whenever appropriate. References to any statute mean such statute as amended at the time and include any successor legislation. The words "herein," "hereof" and "hereunder" refer to this Agreement as a whole. The headings of the Articles and Sections are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Unless the context otherwise requires, references to Articles, Sections and Subsections mean the Articles, Sections and Subsections of this Agreement.

        1.3    Changes in Stock.    If during the term of this Agreement the outstanding shares of the Company Common Stock or the SWC Common Stock shall be changed into a different number of shares or a different class or classes of shares by reason of any Reorganization, split-up, combination, reclassification or other recapitalization, or if a stock dividend shall be declared on shares of such Common Stock with a record date during such term, the terms of this Agreement (including its definitions) shall be appropriately modified to give effect to such occurrence.

ARTICLE 2.
VOTING OF SHARES AND GOVERNANCE

        2.1    Composition of Board.    From and after the date hereof, so long as this Agreement remains in effect:

          (a)    Number.    The number of Directors comprising the Board shall initially be four (4), subject to change in accordance with the Company's Articles of Incorporation and bylaws.

          (b)    Election.    Immediately after the Closing and at each Annual Election, SWUC shall nominate three (3) individuals to stand for election as Directors and RTNT shall nominate Farrell or one other individual to stand for election as Director. At all times during the term of this Agreement, RTNT shall have the right to nominate and have elected one (l) Director. Each Shareholder shall vote all of its shares (or sign a written consent in lieu thereof) at each Annual Election and at all other times when required to fill a vacancy on the Board, however arising, and to take all such other action as may be reasonably necessary to elect the Board candidates nominated by SWUC or RTNT.

        2.2    Officers.    The Board shall, at a minimum, appoint a president, secretary and treasurer of the Company.

ARTICLE 3.
RESTRICTIONS ON TRANSFERS OF SHARES

        3.1    No Dispositions.    No Holder shall, directly or indirectly, sell, assign, transfer by operation of law or otherwise, pledge, hypothecate, grant any security interest or other lien in or otherwise dispose of any of its shares of Company Common Stock (a "Disposition"), or agree or otherwise become obligated to take any of the foregoing actions; provided, however, that such restrictions shall not apply to (i) a Disposition to a Permitted Transferee, (ii) the hypothecation or pledge of the SWUC shares of Company Common Stock to a bank or other financial institution or under any indenture, (iii) the granting of a security interest in or other lien on the SWUC shares of Company Common Stock to a bank or other financial institution or under any indenture, or (iv) a Disposition pursuant to the Put Rights, Call Right or obligated purchases upon an SWC Change of Control.

        3.2    Remedies.

          (a)   In the event that RTNT transfers its shares of Company Common Stock in violation of Section 3.1, such transfer shall constitute a breach of this Agreement. In addition to any other remedy available to SWUC at law or in equity, SWUC may exercise its Call Right under Section 4.2 of this Agreement to buy all of the shares of Company Common Stock then owned by RTNT unless RTNT rescinds the purported Disposition within ten (10) business days after written notice of SWUC's intent to exercise this remedy is delivered to RTNT. RTNT shall defend, indemnify and hold the Company, SWC, SWUC and their Affiliates harmless for any breach by RTNT of this Article 3.

          (b)   In the event that SWUC transfers its shares of Company Common Stock in violation of Section 3.1, RTNT may exercise Put Rights in the manner contemplated by Section 4.1 of this Agreement to sell all of the shares of Company Common Stock then owned by RTNT unless SWUC rescinds the purported Disposition within ten (10) business days after written notice of RTNT's intent to exercise this remedy is delivered to SWUC. SWUC shall defend, indemnify and hold the Company, RTNT and their Affiliates harmless for any breach by SWUC of this Article 3.

        3.3    Legend on Stock Certificates.

          (a)   All certificates for shares of Company Common Stock shall bear the following legend:

    The shares represented by this certificate (the "Shares") have not been registered under the Securities Act of 1933, as amended, and no sale, transfer or other disposition may be made of the Shares unless they have been so registered or Windermere Utility Co., Inc. (the "Company") has been furnished with a legal opinion from a national law firm satisfactory to it that such registration is not required. The Shares are also subject to significant restrictions on transfer and requirements as to voting contained in the WUC Shareholder Agreement dated as of September 1, 2000 among the Company and its shareholders, a copy of which is on file with the Secretary of the Company.

          (b)   Upon the termination of this Agreement, each Holder shall be entitled to receive, in exchange for any certificate for the Company Common Stock bearing the legend set forth in subsection (a) of this Section 3.3, a certificate bearing a legend containing only the first sentence of such legend, unless the Company shall have determined (based upon the advice of legal counsel) that such legend is then no longer required.

        3.4    Other Limitations Regarding the Company Common Stock.    For so long as this Agreement is in effect, RTNT's percentage ownership cannot be changed without its consent (other than through an exercise of the Call Right in Section 4.2). RTNT will not be required to contribute cash, in any form, to the Company. All dividends paid by the Company shall be paid on a per share basis on all outstanding shares.

ARTICLE 4.
PUT-CALL RIGHTS AND PURCHASE OBLIGATIONS

        4.1    Put Right.    Any time after the fifth anniversary of the Effective Date, RTNT may, at its sole option, require SWUC to purchase all of RTNT's remaining shares of Company Common Stock (the "Put Right") for that number of shares of SWC Common Stock determined as follows:

          (a)   If the Share Price is less than or equal to $13.33 per share, SWUC shall purchase RTNT's remaining interest for 450,000 shares of SWC Common Stock;

          (b)   If the Share Price is greater than $13.33 but less than $25 per share, SWUC shall purchase RTNT's remaining interest for the number of whole shares of SWC Common Stock calculated by dividing $6 million by the Share Price; or

          (c)   If the Share Price is greater than or equal to $25 per share, SWUC shall purchase RTNT's remaining interest for 240,000 shares of SWC Common Stock.

        4.2    Call Right.    SWUC may, at its sole option, require RTNT to sell all of the shares of Company Common Stock then held by RTNT ("Call Right") for 240,000 shares of SWC Common Stock at any time that the Share Price exceeds $25 per share.

        4.3    Obligation to Purchase Upon An SWC Change of Control.    SWUC shall purchase all of RTNT's remaining shares of Company Common Stock upon an SWC Change of Control as follows:

          (a)    Change of Control During Year One.    In the event of an SWC Change of Control within the first year after the Effective Date, SWC would purchase all of RTNT's remaining shares of Company Common Stock for that number of shares of SWC Common Stock determined by dividing $6 million by the Closing Price discounted as follows:

            (1)   If the Connection Count calculated at the most recent date prior to the date of the SWC Change of Control is equal to or greater than the Budgeted Connection Count (as set forth in Exhibit C) as of that date, the Closing Price will be discounted by Four Dollars ($4.00) per share.

            (2)   If the Connection Count is below the Budgeted Connection Count by more than ten percent (10%), the Closing Price will be discounted by Two Dollars and Sixty-Seven Cents ($2.67) per share.

            (3)   If the Connection Count is between the Budgeted Connection Count and ten percent (10%) below the Budgeted Connection Count, the Closing Price will be discounted by a proportionate amount between Four Dollars ($4.00) per share and Two Dollars and Sixty-Seven Cents ($2.67) per share.

          (b)    Change of Control During Year Two.    In the event of an SWC Change of Control within the second year after the Effective Date, SWC would purchase all of RTNT's remaining shares of

  Company Common Stock for that number of shares of SWC Common Stock determined by dividing $6 million by the Closing Price discounted as follows:

            (1)   If the Connection Count calculated at the most recent date prior to the date of the SWC Change of Control is equal to or greater than the Budgeted Connection Count as of that date, the Closing Price will be discounted by Two Dollars and Sixty-Seven Cents ($2.67) per share.

            (2)   If the Connection Count is below the Budgeted Connection Count by more than ten percent (10%), the Closing Price will be discounted by One Dollar and Thirty-Three Cents ($1.33) per share.

            (3)   If the Connection Count is between the Budgeted Connection Count and ten percent (10%) below the Budgeted Connection Count, the Closing Price will be discounted by a proportionate amount between Two Dollars and Sixty-Seven Cents ($2.67) per share and One Dollar and Thirty-Three Cents ($1.33) per share.

          (c)    Change of Control During Year Three.    In the event of an SWC Change of Control within the third year after the Effective Date, SWC would purchase all of RTNT's remaining shares of Company Common Stock for that number of shares of SWC Common Stock determined by dividing $6 million by the Market Price discounted as follows:

            (1)   If the Connection Count calculated at the most recent date prior to the date of the SWC Change of Control is equal to or greater than the Budgeted Connection Count as of that date, the Market Price will be discounted by Two Dollars ($2.00) per share.

            (2)   If the Connection Count is below the Budgeted Connection Count by more than ten percent (10%), the Market Price will be discounted by One Dollar ($1.00) per share.

            (3)   If the Connection Count is between the Budgeted Connection Count and ten percent (10%) below the Budgeted Connection Count, the Market Price will be discounted by a proportionate amount between Two Dollars ($2.00) per share and One Dollar ($1.00) per share.

          (d)    Change of Control After Three Years.    In the event of an SWC Change of Control that occurs beyond three (3) years after the Effective Date, SWC would purchase all of RTNT's remaining shares of Company Common Stock for that number of shares of SWC Common Stock determined in accordance with Section 4.1.

          (e)    Calculation of Discounts.    When calculating the discounts referred to in this Section 4.3 and in Section 4.5, the Connection Count for the relevant period shall be calculated on a cumulative basis across the period.

          (f)    Collar.    In no event shall the number of shares of SWC Common Stock delivered to RTNT to purchase all of RTNT's remaining shares of Company Common Stock under this Section 4.3 be less than 240,000 nor more than 450,000.

          (g)    Examples.    Examples of the calculations described in this Section 4.3 can be found at Exhibit B.

        4.4    Procedure.

          (a)   In the event that RTNT desires to exercise its Put Right the exercising seller shall provide written notice to SWUC (the "Put Notice"). Unless otherwise agreed in writing by the parties, the purchase and sale of the Company Common Stock subject to the Put Right will close sixty (60) days after the Put Notice is received by SWUC (the "Put Date").

          (b)   In the event that SWUC desires to exercise its Call Right, SWUC shall provide written notice to SWUC (the "Call Notice"). Unless otherwise agreed in writing by the parties, the purchase and sale of the Company Common Stock subject to the Call Right will close on the date specified in the Call Notice, which shall not be earlier than five (5) business days nor later than thirty (30) days after the Call Notice is received by RTNT and any applicable cure period has expired without performance of a cure reasonably satisfactory to SWUC (the "Call Date").

          (c)   In the event that SWUC is required to purchase RTNT's Company Common Stock upon an SWC Change of Control, SWUC shall provide written notice to RTNT (the "Change of Control Notice") at least five (5) days prior to the effective date of the SWC Change of Control. Unless otherwise agreed in writing by the parties, the purchase and sale of the Company Common Stock subject to the SWC Change of Control purchase obligation will close, at SWUC's sole option on or between one business day prior to the effective date of the SWC Change of Control through one business day after the effective date of the SWC Change of Control (the "Change of Control Purchase Date").

          (d)   On a Put Date, Call Date or Change of Control Purchase Date, SWUC shall be obligated to deliver to RTNT the number of shares of SWC Common Stock set forth in the appropriate section above upon surrender of the certificates representing such shares of Company Common Stock.

        4.5    Modification of Discounts.    As an incentive for Farrell to continue forward with SWC after a presumably "friendly" SWC Change of Control during the first three (3) years after the Effective Date, RTNT can, at its option, exercise its Put Right at sixty percent (60%) of the applicable discounts described above so long as Farrell agrees to continue an ongoing relationship with the surviving entity after the SWC Change of Control under the original terms of the payment for any connections above the SWC Acquisition Forecast set forth in Farrell's Consulting Agreement for the remaining years of such agreement.

ARTICLE 5.
GENERAL PROVISIONS

        5.1    Notices.    All notices, requests, demands, claims, and other communications hereunder will only be in writing. Any notice, request, demand, claim, or other communication hereunder shall only be deemed duly given on the second business day after it is deposited with the United States Postal Service for delivery by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Company, addressed to:

    Windermere Utility Company
    c/o Southwest Water Company
    225 North Barranca Avenue, Suite 200
    West Covina, California 91791-1605
    Attention: Vice President of Finance
    Telecopier: (626) 915-1558

  with a copy to each Holder.

If to SWC, addressed to:

    Southwest Water Company
    225 North Barranca Avenue, Suite 200
    West Covina, California 91791-1605
    Attention: Vice President of Finance
    Telecopier: (626) 915-1558

If to SWUC, addressed to:

    SW Utility Company
    c/o Southwest Water Company
    225 North Barranca Avenue, Suite 200
    West Covina, California 91791-1605
    Attention: Vice President of Finance
    Telecopier: (626) 915-1558

  with a copy to:

    Latham & Watkins
    650 Town Center Drive
    Costa Mesa, California 92626-1925
    Attention: James W. Daniels, Esq.
    Telecopier: (714) 755-8290

If to RTNT or Farrell, addressed to:

    RTNT, Inc.
    3223 Park Hill Drive
    Austin, Texas 78746
    Attention: Thom Farrell
    Telecopier:

  with a copy to:

    Latius R. Prikryl
    Phillips & Prikryl, L.L.P.
    515 Congress Avenue, Suite 2600
    PO Box 2143
    Austin, Texas 78768-2143
    Telecopier: (512) 476-9991

Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient as proven by the sender. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth above.

        5.2    Holder List.    The Company shall maintain a list (the "Holder List") of the name and address of each Holder and the number of shares of Company Common Stock held by it. The initial Holder List is attached hereto as Exhibit A. Each Holder shall give prompt notice to the Company of any change in the information pertaining to it in the Holder List, but in the absence of such notice the Company and each other Holder may treat the information reflected in the current Holder List as correct. The Company shall furnish a copy of the Holder List to any Holder upon request.

        5.3    Amendments, Waivers and Consents.    This Agreement may be amended only by a document executed (which may be in counterparts) by the Company and all of the Parties. Any Party may waive the benefit of any provision of this Agreement, either in a specific instance or generally, by delivering to the Company and each other Party a consent to such waiver. All consents required or permitted by this Agreement shall be in writing and signed by the party to be charged therewith.

        5.4    Governing Law; Jurisdiction and Venue.    This Agreement shall be governed and construed in accordance with the laws of the State of Texas excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Each of the parties submits to the jurisdiction of any state or federal court sitting in Austin, Texas, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may only be heard and determined in any such court. These courts shall be the exclusive forum for the determination of any claim or right arising out of or relating to this Agreement. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. No party will request the court in any such action or proceeding to enter relief (whether for damages or injunctive relief) until the opposing party has had not less than seven (7) days to respond to the request or motion for relief. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in this Agreement. Each party hereby waives any and all rights it may have to a trial by jury. THE PARTIES ACKNOWLEDGE THAT BY EXECUTING THIS AGREEMENT, THEY ARE GIVING UP ALL RIGHTS, IF ANY, TO A TRIAL BY JURY.

        5.5    Attorneys' Fees.    The fees and costs, including reasonable attorneys' fees, incurred by any party to this Agreement as a result of any dispute arising under or related to this Agreement shall be awarded to the prevailing party. If there is no prevailing party, fees and costs may be awarded in the discretion of the court which, in making such award, shall assess the relative good or bad faith of the parties throughout the dispute.

        5.6    Successors and Assigns.    This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of the Company and each Holder; provided, however, that the Company may not assign this Agreement except by operation of law or to a purchaser of all or substantially all of its business and assets; and provided further, that no Holder may assign this Agreement except in connection with a transfer of Company Common Stock by such transferring Holder to a Permitted Transferee which thereupon signs an instrument agreeing to become a Holder with respect to such shares of Company Common Stock.

        5.7    Counterparts; Additional Parties.    This Agreement may be executed in counterparts, all of which together shall constitute a single agreement. Prior to any Disposition of Company Common Stock to a Permitted Transferee, the transferor shall cause such Permitted Transferee to execute and deliver to the Company and all of the Holders a supplemental agreement to this Agreement, in form and substance reasonably satisfactory to the Company and such other Holders, whereby such Permitted Transferee shall agree to become a party to and be bound by all of the terms and conditions of this Agreement and confirm that all of the Company Common Stock to be acquired by such Permitted Transferee shall continue to be subject to this Agreement. As promptly as practicable, the Company shall cause a fully executed counterpart of this Agreement or any supplemental agreement referred to in this Section to be delivered to each Holder.

        5.8    Term; Termination.

          (a)   This Agreement shall remain in effect for the maximum duration permitted by law and for so long as there is more than one Holder, unless terminated with the written consent of all the parties.

          (b)   The termination of this Agreement or any provision hereof shall not affect any action taken or agreement entered into prior to such termination or any liability under any obligation previously incurred under this Agreement, all of which shall survive such termination.

        5.9    Partial Invalidity.    Each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable law. A finding that any such provision is invalid or unenforceable in any jurisdiction or in any particular circumstance shall not affect its validity or enforceability under the laws of any other jurisdiction or in any other circumstances, and shall have no effect on the other provisions of this Agreement.

        5.10    Equitable Remedies.    Each Holder, by becoming a party to this Agreement, acknowledges and agrees that its breach or nonperformance of any provision of this Agreement in accordance with the specific terms hereof would result in irreparable harm to the Company and to each other Holder for which money damages would not provide an adequate remedy. Accordingly, each Holder (i) agrees that the Company and each other Holder shall be entitled to specific performance or injunctive or other equitable relief against such Holder in the event of its breach or other non-performance of any of the provisions of this Agreement; and (ii) waives any requirement for the securing or posting of any bond in connection with such remedy.

        5.11    Cumulative Remedies.    Each party shall have and may exercise any or all rights and remedies it may have available at law, in equity, or otherwise. All of the rights and remedies provided under this Agreement, and those it may have available at law, in equity, or otherwise, shall be cumulative and may be exercised singularly or concurrently. Election to pursue any one or more remedy shall not exclude pursuit of any other remedy.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOUTHWEST WATER COMPANY, a Delaware corporation

/s/ PETER J. MOERBEEK
By:
Its:	CFO

SW UTILITY COMPANY, a Texas corporation

/s/ PETER J. MOERBEEK
By:
Its:	President

RTNT, INC. a Texas corporation

/s/ THOM W. FARRELL
By:	Thom W. Farrell
Its:	President

THOM W. FARRELL

/s/ THOM W. FARRELL Thom W. Farrell

WINDERMERE UTILITY COMPANY, INC. a Texas corporation

/s/ THOM W. FARRELL
By:	THOM W. FARRELL
Its:	President

EXHIBIT A

HOLDER LIST

Holder	Shares
SW Utility Company c/o Southwest Water Company 225 North Barranca Avenue, Suite 200 West Covina, California 91791-1605 Attention: Vice President of Finance Telecopier: (626) 915-1558	464
RTNT, Inc. 3223 Park Hill Drive Austin, Texas 78746 Attention: Thom Farrell Telecopier:	116

EXHIBIT B

EXAMPLES OF SWC CHANGE OF CONTROL
PURCHASE OBLIGATION CALCULATIONS

General Assumptions:	Closing Price = $14.40	Market Price = $15.00

Example 1.	Change of Control in Year One, annual Connection Count at or above SWC Budgeted Connection Count.

The discount to the Closing Price would be four dollars ($4.00) per share. The net share price after subtracting the $4.00 per-share discount would be $10.40. The number of shares of SWC Common Stock to be issued to RTNT for the purchase of RTNT's 116 remaining shares would be $6 million divided by $10.40 or 576,923 shares (rather than the 416,666 shares that would have been issued without the Year 1 discount).
Example 2.	Change of Control in Year Two, annual Connection Count 15% below SWC Budgeted Connection Count.

The discount to the Closing Price would be One Dollar and Thirty Three Cents ($1.33) per share. The net share price after subtracting the $1.33 per-share discount would be $13.07. The number of shares of SWC Common Stock to be issued to RTNT for the purchase of RTNT's 116 remaining shares would be $6 million divided by $13.07 or 459,066 shares.
Example 3.	Change of Control in Year Three, annual Connection Count 5% below SWC Budgeted Connection Count.

The discount to the Market Price would be One Dollar and Fifty Cents ($1.50) per share. The net share price after subtracting the $1.50 per-share discount would be $13.50. The number of shares of SWC Common Stock to be issued to RTNT for the purchase of RTNT's 116 remaining shares would be $6 million divided by $13.50 or 444,444 shares.

EXHIBIT C

BUDGETED CONNECTION COUNT

EXHIBIT D

CALCULATION OF DISCOUNT
UPON SWC CHANGE OF CONTROL

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  Exhibit 4.11
WUC SHAREHOLDER AGREEMENT